CERTIFICATE OF QUALIFIED PERSON
Geoffrey N. Challiner MIMMM. B Sc (Eng), C. Eng.
8, Buckingham Close
Congleton, Cheshire
United Kingdom, CW12 2GE

I, Geoffrey Nicholas Challiner hereby am an Independent Mining Engineer. I carried out this assignment for Mine and Quarry Engineering Services Inc. (MQes) with an office at 1730, South Amphlett Blvd, Suite 200, San Mateo, California 94402 USA.

This certificate applies to the technical report entitled "Readdressed Technical Report Peak Mine, New South Wales, Australia" effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a member of The Institution of Materials, Minerals and Mining in the United Kingdom. I graduated from the Royal School of Mines, Imperial College, London with a B. Sc. (Eng) in Mining Engineering in 1975.

I have worked as a mining engineer in the minerals industry for 25 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

I personally visited the Peak Gold Mine in New South Wales between March 7th to 10th, 2007 as part of the due diligence necessary to compile this report.

I am responsible for the preparation of Sections 2, 3, 4, 5, 6, 15, 17.9 to 17.11, 18, 19.1, 19.3, 19.4, 19.5 and 19.7 and contributed to Sections 1, 19.8 and 20 to 22 of the Readdressed Technical Report on the Peak Mine, New South Wales, Australia, effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd. (formerly GPJ Ventures Ltd.), Metallica Resources Inc. and New Gold Inc. as independence is described by Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). I have not received, nor do I expect to receive, any interest, directly or indirectly, in Peak Gold Mine Pty Ltd., Peak Gold Ltd., Metallica Resources Inc. or New Gold Inc.

MQes was retained by Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. to prepare a Technical Report for the Peak Gold Mine in accordance with NI 43-101. The report is based on our review of project files and information provided by Peak Gold Mines Pty Ltd. and discussions with company personnel.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/Geoffrey N Challiner
Geoffrey N Challiner MIMMM. B Sc (Eng), C. Eng
Dated: May 26, 2008